SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 19, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 19, 2012: Nokia Corporation Q1 2012 Interim Report

INTERIM REPORT

Nokia Corporation	April 19, 2012 at 13:00 (CET +1)

Nokia Corporation Q1 2012 Interim Report

FINANCIAL AND OPERATING HIGHLIGHTS

•                  Q1 2012 net sales of EUR 7.4 billion (Q1 2011: EUR 10.4 billion)

•                  Non-IFRS EPS of EUR -0.08 and reported EPS of EUR -0.25

•                  Losses incurred due to greater than expected competitive challenges and seasonality; reported losses also primarily driven by charges related to restructuring activities

•                  Implementation of smartphone strategy proceeding:

•       Expansion of Lumia portfolio to cover higher and lower price points (Lumia 900 and Lumia 610 announced in Q1)

•       Expansion of geographic coverage to 45 countries currently (31 new countries in Q1)

•       Encouraging launch of Lumia 900 with AT&T in US in April

•                  Renewing feature phone portfolio with 7 new Asha products ramping up

•                  Taking action to drive improvements in the trajectory of Lumia sales and to support feature phone sales

•                  Plans to accelerate and substantially deepen Devices & Services cost savings, consistent with strategic focus. Nokia will share further details as quickly as possible.

•                  Balance sheet remains strong with EUR 9.8 billion of gross cash at end-Q1; EUR 4.9 billion of net cash at end-Q1

•                  Estimates that current annual IPR royalty income run-rate is approximately EUR 0.5 billion

Commenting on the Q1 results, Stephen Elop, Nokia CEO, said: “We are navigating through a significant company transition in an industry environment that continues to evolve and shift quickly. Over the last year we have made progress on our new strategy, but we have faced greater than expected competitive challenges.

We have launched four Lumia devices ahead of schedule to encouraging awards and popular acclaim. The actual sales results have been mixed. We exceeded expectations in markets including the United States, but establishing momentum in certain markets including the UK has been more challenging.

At the same time, the lower price tiers of our industry are undergoing a structural change, and traditional feature phones are challenged by full touch devices. As a result we are taking deliberate measures to continue to renew our Series 40 platform, and we plan to strengthen our line-up in Q2 2012. We are making investments in our Mobile Phones business unit aimed at addressing the gaps in our offering.

We have a clear sense of urgency to move our strategy forward even faster. We are pursuing step function changes by having launched the Lumia 610 and Lumia 900 in the first quarter, expanding market coverage, increasing advertising, introducing key customer-requested features and broadening our most successful go-to-market activities. At the same time, we have focused our efforts in the low-end of smartphones and feature phone asset to drive improved business results and conserve cash.

We are confident in our strategy and focused on responding urgently in the short term and creating value for our shareholders in the long term.”

SUMMARY FINANCIAL INFORMATION

The following table sets forth selective line items for the periods indicated, as well as the year-on-year and sequential growth rates.

	Reported and Non-IFRS first quarter 2012 results(1),(2)
EUR million	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Nokia
Net sales	7 354	10 399	-29%	10 005	-26%
Operating profit	-1 340	439		-954
Operating profit (non-IFRS)	-260	704		478
EPS, EUR diluted	-0.25	0.09		-0.29
EPS, EUR diluted (non-IFRS)(3)	-0.08	0.13		0.06
Net cash from operating activities	-590	-173		634
Net cash and other liquid assets(4)	4 872	6 372	-24%	5 581	-13%
Devices & Services(5)
Net sales	4 246	7 087	-40%	5 997	-29%
Smart Devices net sales	1 704	3 528	-52%	2 747	-38%
Mobile Phones net sales	2 311	3 407	-32%	3 040	-24%
Mobile device volume (mn units)	82.7	108.5	-24%	113.5	-27%
Smart Devices volume (mn units)	11.9	24.2	-51%	19.6	-39%
Mobile Phones volume (mn units)	70.8	84.3	-16%	93.9	-25%
Mobile device ASP(6)	51	65	-22%	53	-4%
Smart Devices ASP(6)	143	146	-2%	140	2%
Mobile Phones ASP(6)	33	40	-18%	32	3%
Operating profit	-219	729		203
Operating profit (non-IFRS)	-127	733		292
Operating margin %	-5.2%	10.3%		3.4%
Operating margin % (non-IFRS)	-3.0%	10.3%		4.9%
Location & Commerce(5)
Net sales	277	232	19%	306	-9%
Operating profit	-94	-132		-1 205
Operating profit (non-IFRS)	36	-16		29	24%
Operating margin %	-33.9%	-56.9%		-393.8%
Operating margin % (non-IFRS)	12.9%	-6.9%		9.5%
Nokia Siemens Networks(5), (7)
Net sales	2 947	3 171	-7%	3 815	-23%
Operating profit	-1 005	-142		67
Operating profit (non-IFRS)	-147	3		176
Operating margin %	-34.1%	-4.5%		1.8%
Operating margin % (non-IFRS)	-5.0%	0.1%		4.6%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results can be found in note 2 below and for Q1 2012 and Q1 2011 in our complete Q1 2012 interim report with tables on pages 20-22 and 24, and for Q4 2011 in our complete Q4 and full year 2011 report with tables on pages 4-5, 20-22 and 24 published on January 26, 2012.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of our Q1 2012 and Q1 2011 non-

IFRS results to our reported results can be found in our complete Q1 2012 interim report with tables on pages 18 and 20-24. A reconciliation of our Q4 2011 non-IFRS results to our reported results can be found in our complete Q4 and full year 2011 report with tables on pages 17 and 20-24 published on January 26, 2012.

Note 2 relating to non-IFRS exclusions:

Q1 2012 — EUR 1 080 million consisting of:

•                  EUR 772 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 10 million restructuring charge in Location & Commerce

•                  EUR 91 million restructuring charge in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q1 2012 taxes — EUR 135 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes.

Q1 2011 — EUR 265 million consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra, MetaCarta and Motally in Devices & Services

Q4 2011 — EUR 1 432 million (net) consisting of:

•                  EUR 1 090 million partial impairment of goodwill in Location & Commerce

•                  EUR 25 million restructuring charge in Location & Commerce

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                 EUR 100 million restructuring charge and EUR 36 million associated impairments in Devices & Services

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 23 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 49 million positive item from a cartel claim settlement

Note 3 relating to non-IFRS Nokia EPS: Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q1 2012, one-quarter tax expenses in Devices & Services also had an unfavorable impact. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 2.1 Euro cents higher in Q1 2012.

Note 4 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities.

Note 5 relating to operational and reporting structure: We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market feature phones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related royalty income and common research and development expenses. Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

Note 6 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property royalty income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

Note 7 relating to Nokia Siemens Networks: Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the first quarter 2012 are not directly comparable to its results for the first quarter 2011.

NOKIA OUTLOOK

•                  Nokia expects its non-IFRS Devices & Services operating margin in the second quarter 2012 to be similar to or below the first quarter 2012 level of negative 3.0%. This outlook reflects that the first quarter 2012 benefit related to lower warranty costs is expected to be non-recurring, as well as expectations regarding a number of factors including:

•                  competitive industry dynamics continuing to negatively affect the Smart Devices and Mobile Phones business units;

•                  timing, ramp-up, and consumer demand related to new products; and

•                  the macroeconomic environment.

•                  Nokia continues to target to reduce Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion. Nokia plans to accelerate and substantially deepen Devices & Services cost savings, consistent with its strategic focus. Nokia will share further details as quickly as possible.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin to clearly improve in the second quarter 2012 compared to the first quarter 2012 level of negative 5.0%. Due to the nature of the restructuring program as well as prevailing uncertain macroeconomic conditions, the timing of improvements in profitability is uncertain and therefore Nokia Siemens Networks’ non-IFRS operating margin in 2012 is expected to be volatile.

•                  Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011.

FIRST QUARTER 2012 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

We adopted our current operational structure during 2011 and have three businesses: Devices & Services, Location & Commerce and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, Location & Commerce and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market feature phones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu, spare parts and related cost of sales and operating expenses, as well as intellectual property related royalty income and common research and development expenses. Location & Commerce focuses on the development of location-based services and local commerce. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services.

The following discussion includes non-IFRS results information. Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FIRST QUARTER 2012 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-29%	-26%
Group net sales - constant currency(1)	-29%	-28%
Devices & Services net sales — reported	-40%	-29%
Devices & Services net sales - constant currency(1)	-38%	-30%
Nokia Siemens Networks net sales — reported	-7%	-23%
Nokia Siemens Networks net sales - constant currency(1)	-9%	-24%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net cash from operating activities	-590	-173		634
Total cash and other liquid assets	9 793	11 056	-11%	10 902	-10%
Net cash and other liquid assets(1)	4 872	6 372	-24%	5 581	-13%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets decreased by EUR 1.5 billion primarily due to payment of the dividend, cash outflows related to the acquisition of Motorola Solutions’ networks assets and capital expenditures, partially offset by a EUR 500 million equity investment in Nokia Siemens Networks by Siemens, the receipt of quarterly platform support payments from Microsoft and positive overall net cash from operating activities.

Sequentially, net cash and other liquid assets decreased by EUR 0.7 billion primarily due to unfavorable and mostly non-recurring net working capital changes in Devices & Services as well as operating losses, capital expenditure and cash outflows related to restructuring, partially offset by a positive contribution from Nokia Siemens Networks and the receipt of a quarterly platform support payment from Microsoft.

Sequentially, Devices & Services net working capital changes in the first quarter 2012 had a negative impact on net cash and other liquid assets. The working capital change was primarily due to accounts payable balances declining more than the combined declines in accounts receivable and inventory balances. The end-of-quarter days of sales outstanding was higher sequentially resulting from a lower proportion of net sales in regions with faster payment terms, including India and China. The end-of-quarter days of sales in inventory was higher sequentially resulting from the ramp-up of Lumia devices. Unless there are similar fluctuations in the composition of Devices & Services net sales and inventory, we expect the unfavorable impact of Devices & Services working capital changes in the first quarter 2012 to be mostly non-recurring.  We are focused on improving Devices & Services working capital performance, and we see opportunities to improve inventory, accounts payable and accounts receivable management over the remainder of 2012.

In the first quarter 2012, Nokia Siemens Networks’ contribution to net cash from operating activities was approximately EUR 410 million. This was primarily driven by working capital improvements, partially offset by operating losses.  In the first quarter 2012, Nokia Siemens Networks’ working capital performance improved by approximately EUR 540 million, primarily related to significantly improved accounts receivables collection as well as higher advanced payments from customers.

Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft.  In the first quarter 2012, we received a quarterly platform support payment of USD 250 million (approximately EUR 189 million).  We have a competitive software royalty structure, which includes minimum software royalty commitments. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US Dollars. The total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net sales (EUR million)(1)	4 246	7 087	-40%	5 997	-29%
Mobile device volume (million units)	82.7	108.5	-24%	113.5	-27%
Mobile device ASP (EUR)	51	65	-22%	53	-4%
Non-IFRS gross margin (%)	24.4%	28.8%		25.8%
Non-IFRS operating expenses (EUR million)	1 123	1 322	-15%	1 262	-11%
Non-IFRS operating margin (%)	-3.0%	10.3%		4.9%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

Net Sales

The year-on-year and sequential decline in our Devices & Services net sales are discussed below under our Smart Devices and Mobile Phones business units. We estimate that our current annual IPR royalty income run-rate is approximately EUR 0.5 billion. At constant currency, Devices & Services net sales would have decreased 38% year-on-year and 30% sequentially.

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR royalty income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Europe	1 352	2 082	-35%	1 922	-30%
Middle East & Africa	737	1 088	-32%	1 065	-31%
Greater China	577	1 902	-70%	1 008	-43%
Asia-Pacific	945	1 317	-28%	1 297	-27%
North America	93	140	-34%	53	75%
Latin America	542	558	-3%	652	-17%
Total	4 246	7 087	-40%	5 997	-29%

On a year-on-year basis Devices & Services net sales in the first quarter 2012 declined in all regions, particularly in China, primarily due to competitive industry dynamics adversely affecting both our Mobile Phones and Smart Devices net sales. On a sequential basis, Devices & Services net sales in the first quarter 2012 declined in all regions, except for North America, where sales were driven by the introduction of the Nokia Lumia 710 with T-Mobile.

Volume

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Europe	15.8	23.4	-32%	25.3	-38%
Middle East & Africa	21.4	22.2	-4%	25.9	-17%
Greater China	9.2	23.9	-62%	14.7	-37%
Asia-Pacific	26.1	27.3	-4%	34.7	-25%
North America	0.6	1.2	-50%	0.5	20%
Latin America	9.6	10.5	-9%	12.4	-23%
Total	82.7	108.5	-24%	113.5	-27%

On a year-on-year basis, the decline in our total Devices & Services volumes in the first quarter 2012 was driven by significantly lower volumes in both Mobile Phones and Smart Devices volumes as discussed below.

The sequential decline in our total Devices & Services volumes in the first quarter 2012 was driven by significantly lower Mobile Phones volumes and Smart Device volumes, including lower seasonal demand for our devices, as discussed below.

During the first quarter 2012, our overall channel inventory increased on a sequential basis. We ended the first quarter 2012 around the high end of our normal 4 to 6 week channel inventory range, but on an absolute unit basis, channel inventories declined sequentially.

Average Selling Price

On a year-on-year basis, the overall decrease in our Devices & Services ASP in the first quarter 2012 was driven primarily by the lower ASP in Mobile Phones, a higher proportion of Mobile Phones sales and the negative impact from foreign currency hedging, partially offset by higher IPR royalty income.

On a sequential basis, the overall decrease in our Devices & Services ASP in the first quarter 2012 was driven primarily by a product mix shift towards Mobile Phones and the negative impact from foreign currency hedging, partially offset by a positive impact from the depreciation of the Euro against certain currencies.

Gross Margin

On a year-on-year basis, the decline in our Devices & Services non-IFRS gross margin in the first quarter 2012 was driven primarily by the significant gross margin decline in Smart Devices and, to a much lesser extent, in Mobile Phones, partially offset by higher IPR royalty income.

On a sequential basis, the decline in our Devices & Services non-IFRS gross margin in the first quarter 2012 was driven primarily by gross margin declines in both Smart Devices and Mobiles Phones, partially offset by a positive impact from lower warranty costs, which is expected to be non-recurring, and higher IPR royalty income.

Operating Expenses

Devices & Services non-IFRS operating expenses decreased 15% year-on-year and 11% sequentially in the first quarter 2012. On both a year-on-year and sequential basis, operating expenses related to Mobile Phones increased 22% and 10%, respectively, in the first quarter 2012, whereas operating expenses related to Smart Devices decreased 33% and 24%, respectively, in the first quarter 2012. These year-on-year and sequential changes resulted, in addition to the factors described below, from the proportionate allocation of operating expenses being impacted by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Mobile Phones and Smart Devices, respectively. In addition, both the year-on-year and sequential decline in Smart Devices was driven by the cost savings actions related to our Symbian and MeeGo activities.

Devices & Services non-IFRS research and development expenses decreased 22% year-on-year in the first quarter 2012. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 11% in the first quarter 2012. Both the year-on-year and sequential declines were primarily due to a reduction in Symbian and MeeGo related costs as well as ongoing cost controls. This was partially offset by an increase in Mobile Phones research and development expenses primarily due to investments in product development to bring new innovations to the market in support of our strategy to bring the internet and information to the next billion.

Devices & Services non-IFRS sales and marketing expenses decreased 8% year-on-year in the first quarter 2012. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses decreased 16% in the first quarter 2012. Year-on-year, marketing expenses declined primarily due to lower marketing expenditure on Symbian, partially offset by higher marketing expenditure on Lumia. Sequentially, marketing expenses declined primarily due to lower marketing expenditure on MeeGo and Symbian.

Devices & Services non-IFRS administrative and general expenses decreased 5% year-on-year in the first quarter 2012 as near-term cost controls were partially offset by shared function cost categorization. On a sequential basis, Devices & Services non-IFRS administrative and general expenses increased 26% in the first quarter 2012 due to shared function cost categorization.

In the first quarter 2012, Devices & Services non-IFRS other income and expense had a negative year-on-year and sequential impact on profitability. Reported other income and expense was significantly adversely impacted in the first quarter 2012 primarily as a result of restructuring-related expenses discussed below, which were recognized in Devices & Services Other.

Cost Reduction Activities and Planned Operational Adjustments

We continue to target to reduce our Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion. We plan to accelerate and substantially deepen Devices & Services cost savings, consistent with our strategic focus. Nokia will share further details as quickly as possible.

During the first quarter 2012, Devices & Services recognized net charges of EUR 91 million related to restructuring activities. As of the end of the first quarter 2012, we had recognized cumulative charges of EUR 888 million related to restructuring activities.

While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Devices & Services of around EUR 900 million before the end of 2012 in relation to our previously announced cost reduction target of more than EUR 1 billion. We also believe total cash outflows related to our Devices & Services restructuring activities will be below the level of the cumulative charges related to these restructuring activities.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net sales (EUR millions)(1)	1 704	3 528	-52%	2 747	-38%
Smart Devices volume (million units)	11.9	24.2	-51%	19.6	-39%
Smart Devices ASP (EUR)	143	146	-2%	140	2%
Gross margin (%)	15.6%	28.9%		19.9%
Operating expenses (EUR millions)(2)	556	834	-33%	732	-24%
Contribution margin (%)(2)	-18.3%	5.3%		-7.0%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year and sequential decreases in operating expenses resulted from the proportionate allocation of operating expenses being impacted by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Smart Devices in the first quarter 2012.

Net Sales

The year-on-year decline in our Smart Devices net sales in the first quarter 2012 was primarily due to significantly lower Symbian volumes. On a sequential basis, the decline in our Smart Devices net sales in the first quarter 2012 was also due to lower Symbian volumes, partially offset by growing sales of Nokia Lumia devices.

Volume

The year-on-year decline in our Smart Devices volumes in the first quarter 2012 continued to be driven by the strong momentum of competing smartphone platforms relative to our Symbian devices. All regions showed a significant year-on-year decline in the first quarter 2012 except for Latin and North America, which showed slight year-on-year growth.

On a sequential basis, the decline in our Smart Devices volumes in the first quarter 2012 was primarily driven by lower Symbian volumes in all regions, as well as lower seasonal demand for our products, which more than offset the sequential increase in Nokia Lumia device volumes.

Average Selling Price

The year-on-year decline in our Smart Devices ASP in the first quarter 2012 was driven primarily by price erosion due to the competitive environment and a higher proportion of sales of lower priced Symbian devices. This was partially offset by sales of Nokia Lumia devices at an ASP of approximately EUR 220, as well as a positive impact related to deferred revenue on services sold in combination with our devices.

Sequentially, the slight increase in our Smart Devices ASP in the first quarter 2012 was driven primarily by a positive mix shift towards the sales of Nokia Lumia devices, and a positive impact related to deferred revenue on services sold in combination with our devices, partially offset by price actions taken related to specific products across our portfolio due to the competitive environment.

Gross Margin

The significant year-on-year decline in our Smart Devices gross margin in the first quarter 2012 was driven primarily by greater price erosion than cost erosion within our Symbian portfolio due to the competitive environment, partially offset by a positive impact related to deferred revenue related on services sold in combination with our devices and lower warranty costs.

On a sequential basis, the decline in our Smart Devices gross margin in the first quarter 2012 was primarily driven by greater price erosion than cost erosion mainly related to our Symbian and Nokia N9 smartphones, targeted price reductions of the Nokia Lumia 710 to accelerate growth as well as higher per unit fixed costs related to our Symbian devices due to declining volumes. The overall sequential decline was partially offset by lower Symbian-related allowances and lower warranty costs.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net sales (EUR millions)(1)	2 311	3 407	-32%	3 040	-24%
Mobile Phones volume (million units)	70.8	84.3	-16%	93.9	-25%
Mobile Phones ASP (EUR)	33	40	-18%	32	3%
Gross margin (%)	25.9%	27.9%		27.7%
Operating expenses (EUR million)(2)	472	387	22%	429	10%
Contribution margin (%)(2)	4.6%	16.5%		13.5%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year and sequential increases in operating expenses resulted from the proportionate allocation of operating expenses being impacted by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Mobile Phones in the first quarter 2012.

Net Sales

On a year-on-year basis, our Mobile Phones net sales in the first quarter 2012 decreased due to the lower ASP and volumes.  On a sequential basis, the decline in our Mobile Phones net sales in the first quarter 2012 was due to lower volumes.

Volume

On a year-on-year basis, the decline in our Mobile Phones volumes in the first quarter 2012 was primarily driven by our reduced portfolio of higher priced feature phones compared to the first quarter 2011, partially offset by sales of recently introduced products which represented a higher proportion of our portfolio. In addition, the year-on-year decline was due to distributors and operators purchasing fewer of our feature phones during the first quarter 2012 as they reduced their inventories of our feature phones compared to increasing their inventories in the first quarter 2011. The year-on-year decline in our Mobile Phones volumes in the first quarter 2012 was most pronounced in China and Europe primarily due to competition from more affordable smartphones and increased competition from competitors with broader portfolios of feature phones with more smartphone-like experiences, such as full touch devices.

On a sequential basis, the decline in our Mobile Phones volumes in the first quarter 2012 was primarily driven by lower seasonal demand for our feature phones and aggressive price competition, especially in entry-level feature phones, partially offset by sales of recently introduced products which represented a higher proportion of our portfolio. The sequential decline was also due to distributors and operators purchasing fewer of our feature phones during the first quarter 2012 as they reduced their inventories of our feature phones compared to increasing their inventories in the fourth quarter 2011. In addition, we faced increased competition from more affordable smartphones and competitors with broader portfolios of feature phones with more smartphone-like experiences, such as full touch devices. The sequential decline in our Mobile Phones volumes in the first quarter 2012 was most pronounced in India and Europe, primarily due to the factors mentioned above.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the first quarter 2012 was primarily driven by an increased proportion of sales of lower priced devices and the negative impact from foreign currency hedging, partially offset by sales of recently introduced higher priced devices, including the Asha family.

On a sequential basis, our Mobile Phones ASP increased slightly in the first quarter of 2012 due to a mix shift towards recently-introduced higher priced devices, including the Asha family, as well as the positive impact from the depreciation of the Euro against certain currencies, partially offset by general price erosion and the negative impact from foreign currency hedging.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the first quarter 2012 was primarily due to greater price erosion than cost erosion, a negative product mix shift towards lower gross margin feature phones, partially offset by lower warranty costs.

The sequential decrease in our Mobile Phones gross margin in the first quarter 2012 was primarily due to greater price erosion than cost erosion, partially offset by a positive impact related to deferred revenue on services sold in combination with our devices and lower warranty costs.

LOCATION & COMMERCE

The following table sets forth a summary of the results for Location & Commerce for the periods indicated, as well as the year-on-year and sequential growth rates.

LOCATION & COMMERCE RESULTS SUMMARY

	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net sales (EUR millions)	277	232	19%	306	-9%
Non-IFRS gross margin (%)	77.7%	81.0%		77.8%
Non-IFRS operating expenses (EUR millions)	174	205	-15%	206	-16%
Non-IFRS operating margin (%)	12.9%	-6.9%		9.5%

Net Sales

The year-on-year increase in Location & Commerce net sales in the first quarter 2012 was primarily driven by higher recognition of deferred revenue related to sales of map platform licenses to Smart Devices and, to a lesser extent, by higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems as well as higher sales to portable navigation devices (PND) customers.

Sequentially, the decrease in Location & Commerce net sales in the first quarter 2012 was primarily due to seasonally lower sales to portable navigation devices (PND) customers as well as lower sales of map update content licenses in the vehicle segment.

Gross Margin

On a sequential basis, the Location & Commerce non-IFRS gross margin in the first quarter 2012 remained unchanged.

On a year-on-year basis, the decline in Location & Commerce non-IFRS gross margin in the first quarter 2012 was primarily due to a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 19% year-on-year in the first quarter 2012 reflecting a shift in expenses from research and development to costs of sales related to the divestiture of the media advertising business. Location & Commerce non-IFRS research and development expenses decreased 18% sequentially in the first quarter 2012 primarily driven by cost reduction actions.

Location & Commerce non-IFRS sales and marketing expenses decreased 14% year-on-year and 17% sequentially. On a year-on-year and sequential basis, the primary driver for the decrease was cost reduction actions. In addition, reduced marketing spend contributed to the sequential decline.

Location & Commerce non-IFRS administrative and general expenses increased 25% year-on-year and 11% sequentially in the first quarter 2012, primarily due to higher use of services provided by shared support functions.

NOKIA SIEMENS NETWORKS

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the first quarter 2012 are not directly comparable to its results for the first quarter 2011.

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Net sales (EUR millions)	2 947	3 171	-7%	3 815	-23%
Non-IFRS gross margin (%)	26.6%	26.9%		29.2%
Non-IFRS operating expenses (EUR millions)	937	852	10%	943	-1%
Non-IFRS operating margin (%)	-5.0%	0.1%		4.6%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q1/2012	Q1/2011	YoY Change	Q4/2011	QoQ Change
Europe	930	1 001	-7%	1 272	-27%
Middle East & Africa	270	307	-12%	394	-31%
Greater China	209	322	-35%	438	-52%
Asia-Pacific	877	988	-11%	909	-4%
North America	283	169	67%	293	-3%
Latin America	378	384	-2%	509	-26%
Total	2 947	3 171	-7%	3 815	-23%

The year-on-year decrease in Nokia Siemens Networks’ net sales in the first quarter 2012 was driven primarily by a decline in sales of infrastructure equipment, which more than offset a slight increase in sales of services. The sequential decline in Nokia Siemens Networks’ net sales in the first quarter 2012 was driven primarily by industry seasonality.

At constant currency, Nokia Siemens Networks’ net sales would have decreased 9% year-on-year and 24% sequentially.

Gross Margin

The slight year-on-year decline in Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2012 was primarily due to an unfavorable mix towards lower gross margin services revenues, partially offset by improved performance in infrastructure equipment. On a year-on-year basis, Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2012 was negatively impacted by an unfavorable regional sales mix.

On a sequential basis, the decrease in Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2012 was driven by an unfavorable product mix towards lower margin services as well as lower seasonal revenues. On a sequential basis, Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2012 was negatively impacted by an unfavorable regional sales mix.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses increased 14% year-on-year in the first quarter 2012 primarily due to the addition of the research and development operations related to the acquired Motorola Solutions networks assets as well as investments in strategic initiatives. On a sequential basis, Nokia Siemens Networks’ non-IFRS research and development expenses in the first quarter 2012 were approximately flat.

Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 3% year-on-year in the first quarter 2012 primarily due to the lower net sales, partially offset by the addition of the sales and marketing operations related to the acquired Motorola Solutions networks assets. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 3% in the first quarter 2012 primarily due to the lower net sales.

Nokia Siemens Networks’ non-IFRS administrative and general expenses increased 22% year-on-year in the first quarter 2012 primarily reflecting the addition of Motorola Solutions’ network assets. Sequentially, Nokia Siemens Networks non-IFRS administrative and general expenses increased 6% in the first quarter 2012 primarily due to higher legal costs.

Nokia Siemens Networks’ non-IFRS other income for the first quarter 2012 was approximately flat on both a year-on-year and sequential basis.

Operating Margin

The lower year-on-year Nokia Siemens Networks non-IFRS operating margin in the first quarter 2012 was primarily driven by lower net sales and increased operating expenses.

The sequential decline in Nokia Siemens Networks’ non-IFRS operating margin in the first quarter 2012 primarily reflected the lower seasonal net sales, lower gross margin and flat operating expenses.

Strategy Update and Global Restructuring Program

On November 23, 2011 Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

In the first quarter of 2012, Nokia Siemens Network recognized restructuring charges and other associated items of EUR 772 million related to this restructuring program. While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Nokia Siemens Networks of around EUR 1 billion before the end of 2012. We also believe total cumulative cash outflows related to the Nokia Siemens Networks restructuring activities will be around the same level as the cumulative charges related to these restructuring activities.

Cash preservation is a clear priority at Nokia Siemens Networks, and the company intends to be self-funding in all aspects of its operations.  Nokia Siemens Networks’ restructuring program, combined with the company’s focus on improving its financial performance, is designed to enable the company to end 2012 with higher net cash than at the end of 2011.

FIRST QUARTER 2012 OPERATING HIGHLIGHTS

NOKIA OPERATING HIGHLIGHTS

•                  Nokia announced planned changes at its factories in Komarom in Hungary, Reynosa in Mexico and Salo in Finland. The measures followed a review of smartphone manufacturing operations that Nokia announced last September and aim to increase the company’s competitiveness in the diverse global mobile device market. These three factories are planned to focus on smartphone product customization, serving customers mainly in Europe and the Americas. Device assembly is expected to be transferred to Nokia factories in Asia, where the majority of component suppliers are based.

•                  Nokia, and De’ Longhi SpA, a global leader in household appliances, agreed terms for De’ Longhi to acquire Nokia’s production facility in Cluj, Romania. The transaction was completed in March 2012.

•                  Nokia appointed Marko Ahtisaari as Executive Vice President, Design, and a member of the Nokia Leadership Team, effective February 1, 2012. He reports directly to President and CEO Stephen Elop.

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia has continued to expand the breadth and depth of its Lumia range of Windows Phone-based smartphones since their debut in November 2011. Consumers in 45 markets around the world can now purchase a Lumia smartphone, with more markets being added in the coming weeks and months. Key highlights in the growth of Lumia in the first quarter included:

•                  In January, Nokia and T-Mobile commenced sales of the Nokia Lumia 710, the first Lumia product for the United States.

•                  In January, Nokia announced the Nokia Lumia 900 with AT&T in the United States. The Lumia 900 is the first of Nokia’s Windows Phone-based range to feature high-speed LTE connectivity. The device, which has a 4.3-inch AMOLED ClearBlack Display, went on sale in April.

•                  In February, at the 2012 Mobile World Congress, Nokia announced that it is bringing the Nokia Lumia 900 to other markets outside the United States in a DC-HSPA variant, for high speed data connection (42Mbits download) in countries where LTE is not available. The device is expected to begin shipping during the second quarter.

•                  In February, Nokia announced the Nokia Lumia 610, the company’s fourth and most affordable Lumia smartphone, designed as the perfect introduction to Windows Phone for a younger audience. The device is expected to ship during the second quarter 2012.

•                  In February, Nokia announced Nokia Reading, providing a single, integrated reading hub experience. Nokia Reading makes it easier and faster to enjoy news, books, and audio books including an extensive catalogue of local language reading material and the ability to access content offline.

•                  In March, Nokia and China Telecom announced the Nokia 800C, the first CDMA Windows Phone in China and Nokia’s first Lumia phone for the world’s largest smartphone market. The device went on sale in early April.

•                  In February, Nokia announced the Nokia 808 PureView, the first smartphone to feature Nokia PureView imaging technologies, bringing together high resolution sensors, exclusive Carl Zeiss optics and Nokia-developed algorithms, which will support new high-end imaging experiences for future Nokia products. The Nokia 808 PureView features a large, high-resolution 41 megapixel sensor and new pixel oversampling technology. The device is expected to ship during the second quarter 2012.

MOBILE PHONES

•                  Nokia has continued to expand the breadth and depth of its Asha family of feature phones since their debut in late 2011. Consumers in more than 100 markets around the world can now purchase an Asha device. Key highlights in the growth of the Asha family in the first quarter included:

•                  In February, Nokia announced the Nokia Asha 302, the first Series 40-based phone to support Mail for Exchange. The Asha 302 went on sale during the first quarter.

•                  In February, Nokia announced the Nokia Asha 202, which combines a traditional keypad with a touch screen and features Nokia’s dual SIM Easy Swap technology. The Asha 202 is expected to ship during the second quarter 2012.

•                  In February, Nokia announced the Asha 203, a single SIM phone which combines a traditional keypad with a touch screen. The Asha 203 is expected to ship during the second quarter 2012.

•                  Nokia announced an evolution of Nokia Life Tools, now known as Nokia Life, which provides life-enhancing information across the range of Nokia Series 30 and Series 40 products. Since its 2009 launch in India, the SMS-

based service has expanded to China, Indonesia and Nigeria. To date, more than 50 million people have experienced its benefits.

•                  Nokia Browser, Nokia’s cloud-accelerated browser for Series 40 devices, continued to grow rapidly with support for 38 devices in 87 languages and more than 200 countries. During the first quarter, we released a significant upgrade to the product improving speed and access to web apps. Nokia Browser is the first of its kind to support web apps, and since the release of the SDK in 2011, developer support has continued to grow.

LOCATION & COMMERCE OPERATING HIGHLIGHTS

Nokia’s Location & Commerce business continued to strengthen its location-based offerings during the first quarter:

•                  Location & Commerce updated Nokia Maps and Nokia Drive for Nokia’s Lumia smartphones twice. With these updates, Nokia Maps now also features a real-time traffic view in selected markets and enables the creation and collection of favorite places as well as route sharing via SMS, email or social networks, while Nokia Drive is now supporting a full offline experience from route calculation to navigation and rerouting. Nokia Drive also features a new dashboard that includes speed limit alerts and provides options between estimated time of arrival, time to destination and distance to destination.

•                  Location & Commerce launched Nokia Transport, a mobile application for Nokia’s Lumia smartphones providing underground, tram, suburban train and bus directions for more than 500 cities in 46 countries in the most convenient way.

•                  Location & Commerce released the beta version of Nokia Maps Suite 2.0 for its Nokia Belle smartphones, bundling a number of individual maps applications like Drive, Maps, Public Transport into one convenient package, offering new features such as up-to-date, location-aware weather forecasts, and a home screen widget to explore places nearby and letting people see their geo-tagged photos on the map at the places they were taken.

•                  Location & Commerce introduced walk navigation (beta) for its HTML5 based mobile web offering on m.maps.nokia.com that lets people use Nokia Maps on non-Nokia devices running Android and iOS.

•                  Location & Commerce updated Nokia Maps and Nokia Drive for the Nokia N9.

•                  Location & Commerce launched a new shared map design with Bing Maps, jointly developed with Microsoft.

•                  Nokia announced that it is planning to integrate Groupon deals into Nokia Maps and leverage location information from Nokia Drive and Nokia Transport, so that people can find local deals in the places they go to most often, or plan to visit.

•                  Location & Commerce launched NAVTEQ Traffic™ in India, making the real-time traffic service available to more than 26 million people in Delhi and Mumbai.

•                  NAVTEQ® Maps was selected by Yandex, Russia’s premier internet company, to supply map data for their global web portal properties.

•                  NAVTEQ® Maps was selected by Nikon to power map display and geotagging capabilities on the COOLPIX AW series of digital cameras.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                  Nokia Siemens Networks announced a number of mobile broadband deals in the first quarter, including: upgrading Saudi Telecom Company’s nationwide GSM and 3G networks and expanding its commercial 4G network; working with Bharti Airtel to build and operate a large-scale TD-LTE 4G network in Maharashtra, India; transforming mobile broadband efficiency for Telkomsel in Indonesia; becoming a mobile broadband and infrastructure services provider for KT in Korea; and working with T-Mobile and Orange in Poland to deploy and upgrade GSM and HSPA networks, paving the way for transition to LTE.

•                  Nokia Siemens demonstrated its commitment to staying at the forefront of mobile broadband innovation with the opening of a mobile broadband testing and development facility which opened in Silicon Valley in the United States in February.

•                  At Mobile World Congress in February, Nokia Siemens Networks launched its “FlexiZone” approach to mobile broadband coverage, which will deliver faster and more flexible 4G across areas with a very high user density more efficiently and cost effectively. During the first quarter the company also achieved world record data speeds, exceeding 1.4 Gbps using its LTE-Advanced 4G system.

•                  In March, Nokia Siemens Networks and Juniper Networks announced the launch of the “Integrated Packet Transport Network”, addressing the need for service providers to simplify network architecture and giving operators more flexibility in their transport networks in a cost effective way, reflecting Nokia Siemens Networks Liquid Net approach to transforming networks to cope with unpredictability and increasing network demand.

•                  The launch of the Customer Experience Management (CEM) on Demand portal allowed Nokia Siemens Networks to showcase a new way of handling relationships with the world’s six billion mobile users. The single entry point portal, accessible from across entire operator organizations, is designed to offer dashboard views of mobile operators’ key performance indicators and recommend actions they can take to improve their customer experience. Telkomsel has signed up to use the new service, enabling it to view real-time metrics and provide improved service quality for its customers across Indonesia.

•                  In Managed Services, Bharti Airtel extended its contract with Nokia Siemens Networks to continue to provide its managed services for a further five years.

•                  In December 2011, Nokia Siemens Networks signed a forward starting term and multicurrency revolving credit facilities agreement with major international banks for EUR 1 255 million to replace its existing revolving credit facility when it matures in June 2012.  By April 2012 this new commitment had been increased to EUR 1 500 million.

NOKIA IN THE FIRST QUARTER 2012

The following discussion is of Nokia’s reported results. Comparisons are given to the first quarter 2011 results, unless otherwise indicated.

Nokia’s net sales decreased 29% to EUR 7 354 million (EUR 10 399 million). Net sales of Smart Devices decreased 52% to EUR 1 704 million (EUR 3 528 million). Net sales of Mobile Phones decreased 32% to EUR 2 311 million (EUR 3 407 million). Net sales of the total Devices & Services business decreased 40% to EUR 4 246 million (EUR 7 087 million). Net sales of Location & Commerce increased 19% to EUR 277 million (EUR 232 million). Net sales of Nokia Siemens Networks decreased 7% to EUR 2 947 million (EUR 3 171 million).

Nokia’s gross profit decreased to EUR 2 034 million (gross profit of EUR 3 081 million), representing a gross margin of 27.7% (29.6%). Gross profit of Smart Devices decreased to EUR 266 million (EUR 1 020 million), representing 15.6% of Smart Devices net sales (28.9%).  Gross profit of Mobile Phones decreased to EUR 599 million (EUR 951 million), representing 25.9% of Mobile Phones net sales (27.9%).  Gross profit in the total Devices & Services business decreased to EUR 1 035 million (gross profit of EUR 2 039 million), representing a gross margin of 24.4% (28.8%). Gross profit in Location & Commerce was EUR 215 million (gross profit of EUR 188 million), representing a gross margin of 77.6% (81.0%). Gross profit in Nokia Siemens Networks was EUR 784 million (gross profit EUR 854 million), representing a gross margin of 26.6% (26.9%).

Nokia’s operating loss was EUR 1 340 million (operating profit of EUR 439 million), representing an operating margin of -18.2% (4.2%). Contribution of Smart Devices decreased to a loss of EUR 312 million (profit of EUR 186 million), representing -18.3% of Smart Devices net sales (5.3%).  Contribution of Mobile Phones decreased to EUR 107 million (EUR 562 million), representing 4.6% of Mobile Phones net sales (16.5%).  Operating loss in the total Devices & Services business was EUR 219 million (operating profit of EUR 729 million), representing an operating margin of -5.2% (10.3%). Operating loss in Location & Commerce was EUR 94 million (operating loss of EUR 132 million). Operating loss in Nokia Siemens Networks was EUR 1 005 million (operating loss EUR 142 million), representing an operating margin of -34.1% (-4.5%). Group Common Functions expense totaled EUR 22 million (EUR 16 million).

In the period from January to March 2012, net financial expense was EUR 129 million (EUR 32 million). Loss before tax was EUR 1 470 million (profit before tax EUR 403 million). Loss was EUR 1 572 million (profit EUR 231 million), based on a loss of EUR 929 million (profit EUR 344 million) attributable to equity holders of the parent and a loss of EUR 643 million (loss of EUR 113 million) attributable to non-controlling interests. Earnings per share was EUR -0.25 (basic) and EUR -0.25 (diluted), compared with EUR 0.09 (basic) and EUR 0.09 (diluted) in the first quarter 2011.

PERSONNEL

The average number of employees during the period from January to March 2012 was 124 834, of which the average number of employees at Location & Commerce and Nokia Siemens Networks was 6 514 and 70 483 respectively. At March 31, 2012, Nokia employed a total of 122 148 people (130 951 people at March 31, 2011), of which 6 448 were employed by Location & Commerce (7 225 people at March 31, 2011) and 68 595 were employed by Nokia Siemens Networks (66 229 people at March 31, 2011).

SHARES

The total number of Nokia shares at March 31, 2012 was 3 744 956 052. At March 31, 2012, Nokia and its subsidiary companies owned 34 108 180 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-3/2012	1-3/2011	1-3/2012	1-3/2011

Net sales	7 354	10 399	7 355	10 400
Cost of sales	-5 320	-7 318	-5 320	-7 318

Gross profit	2 034	3 081	2 035	3 082
Research and development expenses	-1 309	-1 461	-1 212	-1 326
Selling and marketing expenses	-874	-922	-765	-821
Administrative and general expenses	-283	-254	-283	-254
Other income	37	47	37	47
Other expenses	-945	-52	-72	-24

Operating loss/profit	-1 340	439	-260	704
Share of results of associated companies	-1	-4	-1	-4
Financial income and expenses	-129	-32	-129	-32

Loss/profit before tax	-1 470	403	-390	668
Tax	-102	-172	-38	-221

Loss/profit	-1 572	231	-428	447

Loss/profit attributable to equity holders of the parent	-929	344	-282	489
Loss attributable to non-controlling interests	-643	-113	-146	-42
	-1572	231	-428	447

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.25	0.09	-0.08	0.13
Diluted	-0.25	0.09	-0.08	0.13

Average number of shares (1 000 shares)
Basic	3 710 471	3 709 500	3 710 471	3 709 500
Diluted	3 710 471	3 713 911	3 710 471	3 713 911

Depreciation and amortization, total	373	415	167	178

Share-based compensation expense, total	-3	6	-3	6

The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q1/11 Other expense is EUR 28 million restructuring charges, previously reflected within cost of sales (EUR 7 million), R&D (EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 10 million).

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	1-3/2012	Y-o-Y change, %	1-3/2011	1-12/2011

Europe	2 359	-25	3 158	11 875
Middle-East & Africa	1 013	-28	1 401	5 510
Greater China	787	-65	2 220	6 532
Asia-Pacific	1 827	-21	2 308	8 759
North America	445	21	367	1 709
Latin America	923	-2	945	4 274

Total	7 354	-29	10 399	38 659

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.12	Y-o-Y change, %	31.03.11	31.12.11

Europe	47 812	-11	53 727	49 255
Middle-East & Africa	4 641	-3	4 794	5 062
Greater China	22 292	6	21 054	22 568
Asia-Pacific	28 163	-2	28 819	29 595
North America	8 181	5	7 825	8 443
Latin America	11 059	-25	14 732	15 127

Total	122 148	-7	130 951	130 050

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012	Reported 1-3/2011	Special items & PPA 1-3/2011	Non-IFRS 1-3/2011

Net sales (1)	4 246	—	4 246	7 087	1	7 088
Cost of sales	-3 211	—	-3 211	-5 048	—	-5 048

Gross profit	1 035	—	1 035	2 039	1	2 040
% of net sales	24.4		24.4	28.8		28.8

Research and development expenses (2)	-536	1	-535	-690	3	-687
% of net sales	12.6		12.6	9.7		9.7

Selling and marketing expenses	-492	—	-492	-534	—	-534
% of net sales	11.6		11.6	7.5		7.5

Administrative and general expenses	-96	—	-96	-101	—	-101
% of net sales	2.3		2.3	1.4		1.4

Other income and expenses (3)	-130	91	-39	15	—	15

Operating loss/profit	-219	92	-127	729	4	733
% of net sales	-5.2		-3.0	10.3		10.3

(1) Deferred revenue related to acquisitions of EUR 1 million in Q1/11.

(2) Amortization of acquired intangible assets of EUR 1 million in Q1/12 and EUR 3 million in Q1/11.

(3) Restructuring charges of EUR 91 million in Q1/12.

LOCATION & COMMERCE, EUR million

(unaudited)

	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012	Reported 1-3/2011	Special items & PPA 1-3/2011	Non-IFRS 1-3/2011

Net sales (1)	277	1	278	232	—	232
Cost of sales	-62	—	-62	-44	—	-44

Gross profit	215	1	216	188	—	188
% of net sales	77.6		77.7	81.0		81.0

Research and development expenses (2)	-213	89	-124	-241	87	-154
% of net sales	76.9		44.6	103.9		66.4

Selling and marketing expenses (3)	-60	30	-30	-64	29	-35
% of net sales	21.7		10.8	27.6		15.1

Administrative and general expenses	-20	—	-20	-16	—	-16
% of net sales	7.2		7.2	6.9		6.9

Other income and expenses (4)	-16	10	-6	1	—	1

Operating loss/profit	-94	130	36	-132	116	-16
% of net sales	-33.9		12.9	-56.9		-6.9

(1) Deferred revenue related to acquisitions of EUR 1 million in Q1/12.

(2) Amortization of acquired intangibles of EUR 89 million in Q1/12 and EUR 87 million in Q1/11.

(3) Amortization of acquired intangibles of EUR 30 million in Q1/12 and EUR 29 million in Q1/11.

(4) Restructuring charges of EUR 10 million in Q1/12.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012	Reported 1-3/2011 (1)	Special items & PPA 1-3/2011 (1)	Non-IFRS 1-3/2011

Net sales	2 947	—	2 947	3 171	—	3 171
Cost of sales	-2 163	—	-2 163	-2 317	—	-2 317

Gross profit	784	—	784	854	—	854
% of net sales	26.6		26.6	26.9		26.9

Research and development expenses (2)	-560	7	-553	-530	45	-485
% of net sales	19.0		18.8	16.7		15.3

Selling and marketing expenses (3)	-322	79	-243	-323	72	-251
% of net sales	10.9		8.2	10.2		7.9

Administrative and general expenses	-141	—	-141	-116	—	-116
% of net sales	4.8		4.8	3.7		3.7

Other income and expenses (4)	-766	772	6	-27	28	1

Operating loss/profit	-1 005	858	-147	-142	145	3
% of net sales	-34.1		-5.0	-4.5		0.1

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q1/11 Other expense is EUR 28 million restructuring charges, previously reflected within cost of sales (EUR 7 million), R&D (EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 10 million).

(2) Amortization of acquired intangibles of EUR 7 million in Q1/12 and EUR 45 million in Q1/11.

(3) Amortization of acquired intangibles of EUR 79 million in Q1/12 and EUR 72 million in Q1/11.

(4) Restructuring charges of EUR 764 million and impairment of intangible assets of EUR 8 million in Q1/12. Restructuring charges of EUR 28 million in Q1/11.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012	Reported 1-3/2011	Special items & PPA 1-3/2011	Non-IFRS 1-3/2011

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—	—	—	-1	—	-1

Administrative and general expenses	-26	—	-26	-21	—	-21

Other income and expenses	4	—	4	6	—	6

Operating loss	-22	—	-22	-16	—	-16

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012	Reported 1-3/2011 (1)	Special items & PPA 1-3/2011 (1)	Non-IFRS 1-3/2011

Net sales (2)	7 354	1	7 355	10 399	1	10 400
Cost of sales	-5 320	—	-5 320	-7 318	—	-7 318

Gross profit	2 034	1	2 035	3 081	1	3 082
% of net sales	27.7		27.7	29.6		29.6

Research and development expenses (3)	-1 309	97	-1 212	-1 461	135	-1 326
% of net sales	17.8		16.5	14.0		12.8

Selling and marketing expenses (4)	-874	109	-765	-922	101	-821
% of net sales	11.9		10.4	8.9		7.9

Administrative and general expenses	-283	—	-283	-254	—	-254
% of net sales	3.8		3.8	2.4		2.4

Other income and expenses (5)	-908	873	-35	-5	28	23

Operating loss/profit	-1 340	1 080	-260	439	265	704
% of net sales	-18.2		-3.5	4.2		6.8

Share of results of associated companies	-1		-1	-4		-4
Financial income and expenses	-129		-129	-32		-32

Loss/profit before tax	-1 470	1 080	-390	403	265	668
Tax	-102	64	-38	-172	-49	-221

Loss/profit	-1 572	1 144	-428	231	216	447

Loss/profit attributable to equity holders of the parent	-929	647	-282	344	145	489
Loss attributable to non-controlling interests	-643	497	-146	-113	71	-42
	-1 572	1 144	-428	231	216	447

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.25		-0.08	0.09		0.13
Diluted	-0.25		-0.08	0.09		0.13

Average number of shares
(1 000 shares)
Basic	3 710 471		3 710 471	3 709 500		3 709 500
Diluted	3 710 471		3 710 471	3 713 911		3 713 911

Depreciation and amortization, total	373	-206	167	415	-237	178

Share-based compensation expense, total	-3	—	-3	6	—	6

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q1/11 Other expense is EUR 28 million restructuring charges, previously reflected within cost of sales (EUR 7 million), R&D (EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 10 million).

(2) Deferred revenue related to acquisitions of EUR 1 million in Q1/12 and EUR 1 million in Q1/11.

(3) Amortization of acquired intangible assets of EUR 97 million in Q1/12 and EUR 135 million in Q1/11.

(4) Amortization of acquired intangible assets of EUR 109 million in Q1/12 and EUR 101 million in Q1/11.

(5) Restructuring charges of EUR 865 million and impairment of intangible assets of EUR 8 million in Q1/12. Restructuring charges of EUR 28 million in Q1/11.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	1-3/2012	1-3/2011 (1)	1-12/2011 (1)

Net sales	7 354	10 399	38 659
Cost of sales	-5 320	-7 318	-27 300

Gross profit	2 034	3 081	11 359
Research and development expenses	-1 309	-1 461	-5 584
Selling and marketing expenses	-874	-922	-3 769
Administrative and general expenses	-283	-254	-1 085
Impairment of goodwill	—	—	-1 090
Other income	37	47	221
Other expenses	-945	-52	-1 125

Operating loss/profit	-1 340	439	-1 073
Share of results of associated companies	-1	-4	-23
Financial income and expenses	-129	-32	-102

Loss/profit before tax	-1 470	403	-1 198
Tax	-102	-172	-290

Loss/profit	-1 572	231	-1 488

Loss/profit attributable to equity holders of the parent	-929	344	-1 164
Loss attributable to non-controlling interests	-643	-113	-324

	-1 572	231	-1 488

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.25	0.09	-0.31
Diluted	-0.25	0.09	-0.31

Average number of shares (1 000 shares)
Basic	3 710 471	3 709 500	3 709 947
Diluted	3 710 471	3 713 911	3 709 947

Depreciation and amortization, total	373	415	1 562

Share-based compensation expense, total	-3	6	18

(1) The presentation of Nokia Siemens Networks’ restructuring and other associated expenses has been aligned with other Nokia businesses and included within other expenses instead of impacting functions. Accordingly, included in Q1/11 Other expense is EUR 28 million restructuring charges, previously reflected within cost of sales (EUR 7 million), R&D (EUR 7 million), selling and marketing (EUR 4 million) and administrative expenses (EUR 10 million), and in the full year 2011 Other expenses is EUR 126 million restructuring charges, previously reflected within cost of sales (EUR 40 million), R&D (EUR 28 million), selling and marketing (EUR 22 million) and administrative expenses (EUR 36 million).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

	1-3/2012	1-3/2011	1-12/2011

Loss/profit	-1 572	231	-1 488

Other comprehensive income/expense
Items that may be reclassified subsequently to profit or loss
Translation differences	9	-791	9
Net investment hedge gains/losses	-23	262	-37
Cash flow hedges	-24	35	116
Available-for-sale investments	-5	-12	70
Other increase/decrease, net	6	-3	-16
Income tax related to components of other comprehensive income/expense	27	-52	-16

Other comprehensive income/expense, net of tax	-10	-561	126

Total comprehensive income/expense	-1 582	-330	-1 362

Total comprehensive income/expense attributable to equity holders of the parent	-980	-207	-1 083
non-controlling interests	-602	-123	-279
	-1 582	-330	-1 362

SEGMENT INFORMATION AND ELIMINATIONS

First quarter 2012, reported, EUR million

(unaudited)

	Smart Devices 1-3/2012	Mobile Phones 1-3/2012	Devices & Services other 1-3/2012	Devices & Services 1-3/2012	Location & Commerce 1-3/2012	Nokia Siemens Networks 1-3/2012	Corporate Common 1-3/2012	Eliminations 1-3/2012	Nokia Group 1-3/2012

Net sales (1)	1 704	2 311	231	4 246	277	2 947		-116	7 354
Cost of sales (2)	-1 438	-1 712	-61	-3 211	-62	-2 163		116	-5 320
Gross profit 3)	266	599	170	1 035	215	784	—	—	2 034
% of net sales	15.6	25.9	73.6	24.4	77.6	26.6			27.7

Operating expenses	-556	-472	-96	-1 124	-293	-1 023	-26	—	-2 466

Other income and expenses	-22	-20	-88	-130	-16	-766	4	—	-908

Contribution	-312	107	-14
% of net sales	-18.3	4.6	-6.1

Operating loss				-219	-94	-1 005	-22	—	-1 340
% of net sales				-5.2	-33.9	-34.1			-18.2

First quarter 2011, reported, EUR million

(unaudited)

	Smart Devices 1-3/2011	Mobile Phones 1-3/2011	Devices & Services other 1-3/2011	Devices & Services 1-3/2011	Location & Commerce 1-3/2011	Nokia Siemens Networks 1-3/2011	Corporate Common 1-3/2011	Eliminations 1-3/2011	Nokia Group 1-3/2011

Net sales (1)	3 528	3 407	152	7 087	232	3 171		-91	10 399
Cost of sales (2)	-2 508	-2 456	-84	-5 048	-44	-2 317		91	-7 318
Gross profit	1 020	951	68	2 039	188	854	—	—	3 081
% of net sales	28.9	27.9	44.7	28.8	81.0	26.9			29.6

Operating expenses	-834	-387	-104	-1 325	-321	-969	-22	—	-2 637

Other income and expenses	—	-2	17	15	1	-27	6	—	-5

Contribution	186	562	-19
% of net sales	5.3	16.5	-12.5

Operating profit				729	-132	-142	-16	—	439
% of net sales				10.3	-56.9	-4.5			4.2

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	31.03.2012	31.03.2011	31.12.2011
ASSETS
Non-current assets
Capitalized development costs	2	29	6
Goodwill	4 826	5 408	4 838
Other intangible assets	1 175	1 612	1 406
Property, plant and equipment	1 764	1 850	1 842
Investments in associated companies	63	126	67
Available-for-sale investments	637	581	641
Deferred tax assets	2 002	1 608	1 848
Long-term loans receivable	75	63	99
Other non-current assets	3	1	3
	10 547	11 278	10 750
Current assets
Inventories	2 345	2 311	2 330
Accounts receivable	6 133	6 891	7 181
Prepaid expenses and accrued income	4 021	4 090	4 488
Current portion of long-term loans receivable	58	32	54
Other financial assets	272	489	500
Investments at fair value through profit and loss, liquid assets	467	1 125	433
Available-for-sale investments, liquid assets	588	2 366	1 233
Available-for-sale investments, cash equivalents	6 913	5 730	7 279
Bank and cash	1 825	1 835	1 957
	22 622	24 869	25 455
Total assets	33 169	36 147	36 205

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	358	307	362
Treasury shares	-631	-646	-644
Translation differences	754	268	771
Fair value and other reserves	115	11	154
Reserve for invested non-restricted equity	3 138	3 150	3 148
Retained earnings	6 912	10 842	7 836
	10 892	14 178	11 873
Non-controlling interests	1 450	1 724	2 043
Total equity	12 342	15 902	13 916

Non-current liabilities
Long-term interest-bearing liabilities	3 874	4 107	3 969
Deferred tax liabilities	758	945	800
Other long-term liabilities	73	76	76
	4 705	5 128	4 845
Current liabilities
Current portion of long-term loans	395	120	357
Short-term borrowing	652	457	995
Other financial liabilities	233	186	483
Accounts payable	4 579	5 062	5 532
Accrued expenses and other liabilities	7 226	6 896	7 450
Provisions	3 037	2 396	2 627
	16 122	15 117	17 444
Total shareholders’ equity and liabilities	33 169	36 147	36 205
Interest-bearing liabilities	4 921	4 684	5 321
Shareholders’ equity per share, EUR	2.94	3.82	3.20
Number of shares (1 000 shares) (1)	3 710 848	3 710 029	3 710 189

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

	1-3/2012	1-3/2011	1-12/2011
Cash flow from operating activities
Profit attributable to equity holders of the parent	-929	344	-1 164
Adjustments, total	882	513	3 486
Change in net working capital	-134	-675	-638
Cash generated from operations	-181	182	1 684
Interest received	39	46	190
Interest paid	-62	-69	-283
Other financial income and expenses, net	-206	-132	264
Income taxes paid	-180	-200	-718
Net cash used in / from operating activities	-590	-173	1 137
Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	51	-118	-817
Purchase of current available-for-sale investments, liquid assets	-333	-832	-3 676
Purchase of investments at fair value through profit and loss, liquid assets	-40	-530	-607
Purchase of non-current available-for-sale investments	-17	-32	-111
Purchase of shares in associated companies	—	—	-2
Proceeds from (+) / payment of (-) other long-term loans receivable	1	—	-14
Proceeds from (+) / payment of (-) short-term loans receivable	12	—	-31
Capital expenditures	-132	-113	-597
Proceeds from disposal of shares in Group companies, net of disposed cash	2	—	-5
Proceeds from disposal of shares in associated companies	—	—	4
Disposal of businesses	-122	—	3
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	976	2 180	6 090
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	281	1 156
Proceeds from sale of non-current available-for-sale investments	4	24	57
Proceeds from sale of fixed assets	67	8	48
Dividends received	—	—	1
Net cash from investing activities	469	868	1 499
Cash flow from financing activities
Other contributions from shareholders	—	—	546
Proceeds from long-term borrowings	—	—	1
Repayment of long-term borrowings	-52	-3	-51
Proceeds from (+) / payment of (-) short-term borrowings	-342	-436	-59
Dividends paid	-6	-20	-1 536
Net cash used in financing activities	-400	-459	-1 099
Foreign exchange adjustment	23	-263	107
Net increase (+) / decrease (-) in cash and cash equivalents	-498	-27	1 644
Cash and cash equivalents at beginning of period	9 236	7 592	7 592
Cash and cash equivalents at end of period	8 738	7 565	9 236

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million
(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Before non-controlling interest	Non-controlling interest	Total equity
Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-751				-751	-33	-784
Net investment hedge gains, net of tax				194				194		194
Cash flow hedges, net of tax					19			19	24	43
Available-for-sale investments, net of tax					-11			-11		-11
Other decrease, net							-2	-2	-1	-3
Profit							344	344	-113	231
Total comprehensive income	—	—	—	-557	8	—	342	-207	-123	-330
Share-based compensation		6						6		6
Excess tax benefit on share-based compensation		-2						-2		-2
Settlement of performance and restricted shares		-9	17			-11		-3		-3
Total of other equity movements	—	-5	17	—	—	-11	—	1	—	1
Balance at March 31, 2011	246	307	-646	268	11	3 150	10 842	14 178	1 724	15 902
Balance at December 31, 2011	246	362	-644	771	154	3 148	7 836	11 873	2 043	13 916
Translation differences				1				1	8	9
Net investment hedge gains, net of tax				-18				-18		-18
Cash flow hedges, net of tax					-34			-34	32	-2
Available-for-sale investments, net of tax					-5			-5	—	-5
Other increase, net							5	5	1	6
Loss							-929	-929	-643	-1 572
Total comprehensive income	—	—	—	-17	-39	—	-924	-980	-602	-1 582
Share-based compensation		-3						-3		-3
Excess tax benefit on share-based compensation		3						3		3
Settlement of performance and restricted shares		-4	13			-10		-1		-1
Other change in non-controlling interests								—	9	9
Total of other equity movements	—	-4	13	—	—	-10	—	-1	9	8
Balance at March 31, 2012	246	358	-631	754	115	3 138	6 912	10 892	1 450	12 342

COMMITMENTS AND CONTINGENCIES, EUR million
(unaudited)

	GROUP
	31.03.2012	31.03.2011	31.12.2011

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	2	4	2

Contingent liabilities on behalf of Group companies
Other guarantees	1 191	1 204	1 292

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	18	—	—
Other guarantees	16	16	16

Leasing obligations	1 093	1 056	1 027

Financing commitments
Customer finance commitments	54	78	86
Venture fund commitments	120	191	133

1 EUR = 1.316 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2011.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — April 19, 2012

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to publish its second quarter 2012 interim report on July 19, 2012.

• Nokia’s Annual General Meeting will be held on May 3, 2012.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal